================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             --------------------
                                   FORM 11-K

(Mark One)


[x] Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934 (No Fee Required)


                  For the fiscal year ended December 31, 1997


                                      OR


[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                For the transition period from ______ to_______


                        Commission File Number 1-14116


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 Consumer Portfolio Services, Inc. 401(k) Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       Consumer Portfolio Services, Inc.
                                     2 Ada
                               Irvine, CA  92618


================================================================================

                             REQUIRED INFORMATION


I.   Financial Statements.

     Financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors' report thereon.


II.  Exhibits:

     Consent of Independent Auditors.


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                  Consumer Portfolio Services, Inc. 401(k) Plan
                                  By: Consumer Portfolio Services, Inc.


Date:       June 29, 1998         By:  /s/ Doris F. Warren
      -------------------------       ------------------------------------------
                                           Doris F. Warren
                                           Vice President - Human Resources

          CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

          Financial Statements and Supplemental Schedules

          December 31, 1997 and 1996

          (With Independent Auditors' Report Thereon)

                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN


           Index to Financial Statements and Supplemental Schedules
           --------------------------------------------------------


                                                                          Page
                                                                          ----

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Plan Benefits -
  December 31, 1997 and 1996                                                 2

Statements of Changes in Net Assets Available for Plan Benefits -
  Years ended December 31, 1997 and 1996                                     3

Notes to Financial Statements                                                4

                                                                       Schedule
                                                                       --------

Item 27a - Schedule of Assets Held for Investment Purposes -
  December 31, 1997                                                          1

Item 27d - Schedule of Reportable Transactions - Year ended
  December 31, 1997                                                          2

                         INDEPENDENT AUDITORS' REPORT




The Administrator
Consumer Portfolio Services, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the Plan) as of December 31, 1997 and 1996 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick

Orange County, California
June 24, 1998

                CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996

                               ASSETS                                           1997                      1996
                                                                         --------------------      --------------------
Investments, at fair value:
 Money market fund                                                         $   147,972                        --
 Guaranteed investment contract                                                126,085                    71,176
 Pooled separate accounts                                                      858,206                   496,948
 Consumer Portfolio Services, Inc. common stock                                260,664                   170,662
 Participant loans                                                              31,475                     1,503
                                                                           -----------                ----------
                                                                             1,424,402                   740,289

Receivables -- employees' individual rollover                                    5,088                    12,290

Cash                                                                                --                        32
                                                                           -----------                ----------

      Net assets available for Plan benefits                               $ 1,429,490                   752,611
                                                                           ===========                ==========


See accompanying notes to financial statements.

                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1997 and 1996

                                                                                        1997                       1996
                                                                                     -----------                ----------

Additions to net assets attributed to:
 Interest                                                                            $    7,041                     3,097
 Net appreciation in fair value of investments                                           76,896                    37,831
                                                                                    -----------                ----------
                                                                                         83,937                    40,928
  Contributions:
   Employer                                                                             111,070                    63,853
   Employees                                                                            612,906                   321,300
   Employees' individual rollover                                                        23,487                    33,567
                                                                                    -----------                ----------
       Total additions                                                                  831,400                   459,648

Deductions from net assets attributed to -- benefits paid to
 participants                                                                           154,521                    28,685
                                                                                    -----------                ----------

      Net increase                                                                      676,879                   430,963

Net assets available for Plan benefits:
 Beginning of year                                                                      752,611                   321,648
                                                                                    -----------                ----------

 End of year                                                                        $ 1,429,490                   752,611
                                                                                    ===========                ==========


See accompanying notes to financial statements.

                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1997 and 1996

(1)  DESCRIPTION OF THE PLAN

     GENERAL

     The Consumer Portfolio Services, Inc. (the Plan Sponsor) 401(k) Plan (the
     Plan) was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor's common stock without regard to
     Section 407(a) of ERISA. The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     ADMINISTRATION OF THE PLAN

     The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the Board of Directors and other key management of the Plan Sponsor when managing the operations and the administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Charles Schwab Trust Company (Trustee) and Aetna Life Insurance and Annuity Company (Insurance Company) and are administered under an agreement which requires that the Trustee and Insurance Company hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

     CONTRIBUTIONS

     All employees of the Plan Sponsor are eligible to participate in the Plan after they have completed 90 days of service. Each year participants may contribute up to 15% of their compensation, as defined in the Plan. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

     Each quarter the Plan Sponsor makes a matching contribution equal to 40% of the participant's pretax contributions not to exceed $500 for the Plan year. Matching contributions shall be made in the form of the Plan Sponsor's common stock.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions, allocations of the Plan Sponsor's matching contributions and the Plan's earnings and losses. Allocations are based on participant earnings or account balances, as defined. Forfeitures are reallocated to other Plan participants who contributed to the Plan in the Plan year of allocation. Reallocations shall be made on a pro-rata basis, based on each participant's pretax contributions for the Plan year. For the year ended December 31, 1997 and 1996, participant forfeitures totaled $27,486 and $6,907, respectively.

                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

   VESTING

   Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service.

   INVESTMENT OPTIONS

   Contributions may be invested at the participant's direction into the following options:

   Stock Fund -- The fund provides Plan participant's with an opportunity to invest in Consumer Portfolio Services, Inc. common stock.

   Aetna Income Shares -- Seeks to maximize total return over the long-term by investing primarily in long-term debt securities.

   Aetna Fixed Account -- Guarantees a minimum rate of interest.

   Aetna Variable Fund -- Seeks to maximize long-term total return by investing in a portfolio of common stocks and securities convertible to common stock.

   Aetna Investment Advisers Fund -- Seeks to maximize investment return consistent with reasonable safety of principal by investing in a combination of asset classes.

   Aetna Variable Encore Fund -- Seeks a high current return, consistent with the preservation of capital and liquidity by investing in high-quality money market instruments.

   Portfolio Partners MFS Emerging Equities Portfolio, formerly Alger American Small Capitalization Portfolio -- Seeks long-term capital appreciation by investing in companies with market capitalization.

   Fidelity VIP Equity-Income Portfolio -- Seeks reasonable income by investing primarily in income-producing equity securities.

   Fidelity VIP Growth Portfolio -- Seeks capital appreciation by investing primarily in common stock.

   Fidelity VIP Overseas Portfolio -- Seeks long-term growth of capital primarily through investments in foreign securities.

   Portfolio Partners Scudder International Growth Portfolio, formerly Scudder VLIF International Portfolio -- Seeks long-term growth of capital, primarily through diversified holdings of marketable foreign equity investments.

   Portfolio Partners MFS Research Growth Portfolio, formerly TCI Growth Fund -- Seeks capital growth over time by investing primarily in common stock considered by management to have better-than-average prospects for appreciation.

                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

    PARTICIPANTS LOANS

    Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000 or 50% of the participants vested account balance. Principal and interest are paid ratably through payroll deductions.

    PAYMENTS OF BENEFITS

    Upon termination of service, a participant may elect to receive either a single sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the member's life expectancy.

    PLAN TERMINATION

    Although they have not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2) SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements of the Plan have been prepared on the accrual basis of accounting.

    INVESTMENTS

    Publicly traded securities are carried at fair value based on the published market quotations. The pooled separate account reflects amounts which have been deposited with Aetna Life Insurance and Annuity Company for which the carrying value of the investments are adjusted to market value based upon quoted prices determined by Aetna Life Insurance and Annuity Company at the end of each year, and the investment return is reflected in the ending balance of the investment. The guaranteed investment contract is valued at fair value adjusted for changes in investment value plus credited interest. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis.

    ADMINISTRATIVE EXPENSES

    All administrative costs of the Plan are paid by the Plan Sponsor.

    USE OF ESTIMATES

    The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Accordingly, actual results may differ from those estimates.

                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

   BENEFITS DUE TO TERMINATED PARTICIPANTS

   Fund balances for employees that have been terminated but have yet to be paid have been included in net assets available for plan benefits. They will be reflected in the statements of changes in net assets available for plan benefits when actually paid. At December 31, 1997 and 1996, the amount due to terminated employees is $21,520 and $9,953, respectively.

                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements, Continued


(3)      Net Assets Available for Plan Benefits

           The following presents net assets available for Plan benefits for each fund as of December 31, 1997:

                                                                                                            Participant directed
                                      ----------------------------------------------------------------------------------------------
                                                                                                Portfolio
                                                                          Aetna        Aetna  Partners MFS Fidelity VIP
                                        Aetna      Aetna      Aetna     Investment    Variable  Emerging      Equity-  Fidelity VIP
                                        Income     Fixed     Variable    Advisers      Encore    Equities     Income      Growth
                                        Shares    Account      Fund        Fund         Fund    Portfolio    Portfolio   Portfolio
                                      ---------  ---------  ----------  ----------    -------- ----------- ------------ -----------
Assets:
Investments at fair value:
Money market fund                       $    --        --          --          --          --          --          --          --
Guaranteed investment contract               --   126,085          --          --          --          --          --          --
Pooled separate accounts                 27,859        --     159,039     113,050      39,311     157,453      88,216     157,318
Consumer Portfolio Services, Inc.
common stock                                 --        --          --          --          --          --          --          --
Participant loans                            --        --          --          --          --          --          --          --
                                        -------   -------     -------     -------      ------     -------      ------     -------
                                         27,859   126,085     159,039     113,050      39,311     157,453      88,216     157,318

Receivables - employees' individual
rollover                                     --        --       1,696          --          --          --          --          --
                                        -------   -------     -------     -------      ------     -------      ------     -------
Net assets available for
Plan benefits                           $27,859   126,085     160,735     113,050      39,311     157,453      88,216     157,318
                                        =======   =======     =======     =======      ======     =======      ======     =======



                                                                            Participant directed
                                     ----------------------------------------------------------------
                                                    Portfolio                                             Non-
                                                     Partners     Portfolio                            participant
                                                     Scudder     Partners MFS                           directed
                                     Fidelity VIP International   Research                             -----------
                                      Overseas       Growth         Growth       Stock    Participant     Stock
                                      Portfolio     Portfolio     Portfolio      Fund        loans        Fund         Total
                                     -----------  -------------  ------------   -------   -----------  -----------     -----
Assets:
Investments at fair value:
Money market fund                           --            --            --      76,508          --       71,464       147,972
Guaranteed investment contract              --            --            --          --          --           --       126,085
Pooled separate accounts                29,716        48,318        37,926          --          --           --       858,206
Consumer Portfolio Services, Inc.
common stock                                --            --            --     159,726          --      100,938       260,664
Participant loans                           --            --            --          --      31,475           --        31,475
                                        ------        ------        ------     -------      ------      -------     ---------
                                        29,716        48,318        37,926     236,234      31,475      172,402     1,424,402
Receivables - employees' individual
rollover                                    --            --            --       3,392          --           --         5,088
                                        ------        ------        ------     -------      ------      -------     ---------
Net assets available for
Plan benefits                           29,716        48,318        37,926     239,626      31,475      172,402     1,429,490
                                        ======        ======        ======     =======      ======      =======     =========

                                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                                    Notes to Financial Statements, Continued



The following presents net assets available for Plan benefits for each Fund as of December 31, 1996:

                                                                                                   Participant directed
                                     -----------------------------------------------------------------------------------------------
                                                                                            Alger
                                                                      Aetna     Aetna     American      Fidelity VIP
                                        Aetna    Aetna      Aetna  Investment Variable      Small         Equity-     Fidelity VIP
                                       Income    Fixed    Variable  Advisers   Encore   Capitalization     Income        Growth
                                       Shares   Account     Fund      Fund      Fund      Portfolio      Portfolio     Portfolio
                                     --------- ---------  -------- ---------- --------  --------------  -----------   ------------
Assets:
Investments at fair value:
Guaranteed investment contract       $     --    71,176        --        --        --           --            --             --
Pooled separate accounts               13,075        --    85,188    65,429    26,650      126,611        35,508         70,010
Consumer Portfolio Services, Inc.
common stock                               --        --        --        --        --           --            --             --
Participant loans                          --        --        --        --        --           --            --             --
                                     --------   -------   -------   -------   -------     --------       -------        -------
                                       13,075    71,176    85,188    65,429    26,650      126,611        35,508         70,010

Receivables - employees' individual
rollover                                   --        --       168        --        --        7,206           168          3,688

Cash                                       --        --        --        --        --           --            --             --
                                     --------   -------   -------   -------   -------     --------       -------        -------
Net assets available for
Plan benefits                        $ 13,075    71,176    85,356    65,429    26,650      133,817        35,676         73,698
                                     ========   =======   =======   =======   =======     ========       =======        =======

                                                         Participant directed
                                     ---------------------------------------------------------------     Non-
                                                                                                      participant
                                                      Scudder                                          directed
                                      Fidelity VIP     VLIF                                           -----------
                                        Overseas   International   TCI Growth    Stock   Participant     Stock
                                       Portfolio     Portfolio        Fund       Fund       loans         Fund      Total
                                     ------------  -------------   ----------    -----   -----------  -----------   -----
Assets:
Investments at fair value:
Guaranteed investment contract              --            --              --        --        --           --       71,176
Pooled separate accounts                 7,430        27,220          39,827        --        --           --      496,948
Consumer Portfolio Services, Inc.
common stock                                --            --              --   105,156        --       65,506      170,662
Participant loans                           --            --              --        --     1,503           --        1,503
                                        ------       -------         -------  --------    ------      -------     --------
                                         7,430        27,220          39,827   105,156     1,503       65,506      740,289

Receivables - employees' individual
rollover                                    --            --              --     1,060        --           --       12,290

Cash                                        --            --              --        --        --           32           32
                                        ------       -------         -------  --------    ------      -------     --------
Net assets available for
Plan benefits                            7,430        27,220          39,827   106,216     1,503       65,538      752,611
                                       =======       =======         =======  ========    ======      =======     ========

                                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                                    Notes to Financial Statements, Continued



(4) Changes in Net Assets Available for Plan Benefits

    The following presents changes in net assets available for Plan benefits for each fund for the year ended December 31, 1997:

                                                                                  Participant directed
                                          ------------------------------------------------------------------------------------------
                                                                                                           Portfolio
                                                                                    Aetna         Aetna   Partners MFS  Fidelity VIP
                                               Aetna         Aetna     Aetna      Investment     Variable   Emerging       Equity-
                                               Income        Fixed    Variable     Advisers       Encore    Equities       Income
                                               Shares       Account     Fund         Fund          Fund     Portfolio     Portfolio
                                             ---------    ---------- ----------   ----------     -------- ------------  ------------
Additions to net assets attributed to:
 Interest                                   $      --        5,431          --           --           --           --           --
 Net appreciation (depreciation)
  in fair value of investments                  1,426           --      29,189       17,012        1,445       16,995       14,882
                                             --------     --------    --------     --------      -------     --------     --------
                                                1,426        5,431      29,189       17,012        1,445       16,995       14,882

Contributions:
 Employer                                          --           --          --           --           --           --           --
 Employees                                     13,277       46,007      57,457       39,723       20,242       89,333       48,689
 Employees' individual rollover                   408        1,309       2,909          824          941        2,892        1,799
                                             --------     --------    --------     --------      -------     --------     --------

     Total additions                           15,111       52,747      89,555       57,559       22,628      109,220       65,370

Deductions from net assets attributed to -
 benefits paid to participants                     --           --          --           --           --           --           --

Interfund transfer                               (327)       2,162     (14,176)      (9,938)      (9,967)     (85,584)     (12,830)
                                             --------     --------    --------     --------      -------     --------     --------

     Net increase (decrease)                   14,784       54,909      75,379       47,621       12,661       23,636       52,540

Net assets available for Plan benefits:
 Beginning of year                             13,075       71,176      85,356       65,429       26,650      133,817       35,676
                                             --------     --------    --------     --------      -------     --------     --------

 End of year                                $  27,859      126,085     160,735      113,050       39,311      157,453       88,216
                                             ========     ========    ========     ========      =======     ========     ========

                                                                     Participant directed
                                          -----------------------------------------------------------------------------
                                                                       Portfolio      Portfolio                             Non-
                                                                       Partners        Partners                          participant
                                                                        Scudder          MFS                               directed
                                          Fidelity VIP  Fidelity VIP International     Research                          -----------
                                             Growth       Overseas       Growth         Growth      Stock   Participant      Stock
                                           Portfolio     Portfolio     Portfolio      Portfolio      Fund      loans         Fund
                                          ------------  ------------ --------------   ---------    -------  -----------  -----------
Additions to net assets attributed to:
 Interest                                $       --           --            --             --           --      1,610           --
 Net appreciation (depreciation)
  in fair value of investments               22,035          294         2,703         (2,505)     (24,680)        --       (1,900)
                                          ---------      -------      --------       --------    ---------    -------     --------
                                             22,035          294         2,703         (2,505)     (24,680)     1,610       (1,900)

Contributions:
 Employer                                        --           --            --             --           --         --      111,070
 Employees                                   98,643       21,503        33,584         25,538      118,910         --           --
 Employees' individual rollover               5,066           --            48             48        7,243         --           --
                                          ---------      -------      --------       --------    ---------    -------     --------

     Total additions                        125,744       21,797        36,335         23,081      101,473      1,610      109,170

Deductions from net assets attributed
 to - benefits paid to participants              --           --            --             --      143,688      4,276        6,557

Interfund transfer                          (42,124)         489       (15,237)       (24,982)     175,625     32,638        4,251
                                          ---------      -------      --------       --------    ---------    -------     --------

     Net increase (decrease)                 83,620       22,286        21,098         (1,901)     133,410     29,972      106,864

Net assets available for Plan benefits:
 Beginning of year                           73,698        7,430        27,220         39,827      106,216      1,503       65,538
                                          ---------      -------      --------       --------    ---------    -------     --------

 End of year                             $  157,318       29,716        48,318         37,926      239,626     31,475      172,402
                                          =========      =======      ========       ========    =========    =======     ========


                                              Total
                                           -----------
Additions to net assets attributed to:
 Interest                                 $     7,041
 Net appreciation (depreciation)
  in fair value of investments                 76,896
                                           ----------
                                               83,937

Contributions:
 Employer                                     111,070
 Employees                                    612,906
 Employees' individual rollover                23,487
                                           ----------

     Total additions                          831,400

Deductions from net assets attributed to -
 benefits paid to participants                154,521

Interfund transfer                                 --
                                           ----------

     Net increase (decrease)                  676,879

Net assets available for Plan benefits:
 Beginning of year                            752,611
                                           ----------

 End of year                              $ 1,429,490
                                           ==========

                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                   Notes to Financial Statements, Continued

The following presents changes in net assets available for Plan benefits for each fund for the year ended December 31, 1996:

                                              -------------------------------------------------------------------------------------
                                                                                        Aetna           Aetna
                                                Aetna       Aetna        Aetna        Investment       Variable
                                               Income       Fixed       Variable       Advisers         Encore
                                               Shares      Account        Fund           Fund            Fund
                                              ----------  ----------   -----------   -------------   ------------
Additions to net assets attributed to:
  Interest                                    $      -       3,063             -            -                -
  Net appreciation (depreciation)
   in fair value of investments                    257           -        14,383        6,461            1,103
                                              ----------  ----------   -----------   -------------   ------------
                                                   257       3,063        14,383        6,461            1,103

Contributions:
  Employer                                           -          15            11           11                -
  Employees                                      6,904      23,883        23,444       24,851           10,391
  Employees' individual rollover                     -       2,709         1,936        1,871                -
                                              ----------  ----------   -----------   -------------   ------------

       Total additions                           7,161      29,670        39,774       33,194           11,494

Deductions from net assets attributed to
  benefits paid to participants                    805         815            46          680              489

Interfund transfer                                (640)       (326)      (18,038)      (4,827)           3,284
                                              ----------  ----------   -----------   -------------   ------------

       Net increase (decrease)                   5,716      28,529        21,690       27,687           14,289

Net assets available for Plan benefits:
  Beginning of year                              7,359      42,647        63,666       37,742           12,361
                                              ----------  ----------   -----------   -------------   ------------

  End of year                                 $ 13,075      71,176        85,356       65,429           26,650
                                              ==========  ==========   ===========   =============   ============
                                                                             Participant directed
                                             --------------------------------------------------------------------
                                                  Alger
                                                 American        Fidelity VIP
                                                  Small             Equity          Fidelity VIP       Fidelity
                                              Capitalization        Income             Growth          Overseas
                                                Portfolio          Portfolio          Portfolio       Portfolio
                                              --------------     -------------      -------------     ----------
Additions to net assets attributed to:
  Interest                                              -                   -                 -               -
  Net appreciation (depreciation)
   in fair value of investments                       414                2,572            3,097             411
                                              --------------     -------------      -------------     ----------
                                                      414                2,572            3,097             411

Contributions:
  Employer                                             15                    -                -               -
  Employees                                        55,506               21,160           50,861           6,375
  Employees' individual rollover                    9,955                4,037            9,705               -
                                              --------------     -------------      -------------     ----------

       Total additions                             65,890               27,769           63,663           6,786

Deductions from net assets attributed to:
  benefits paid to participants                        54                   25               22              23

Interfund transfer                                (16,177)              (1,881)           3,436               -
                                              --------------     -------------      -------------     ----------

       Net increase (decrease)                     49,659               25,863           67,077           6,763

Net assets available for Plan benefits:
  Beginning of year                                84,158                9,813            6,621             667
                                              --------------     -------------      -------------     ----------

  End of year                                 $   133,817               35,676           73,698           7,430
                                              ==============     =============      =============     ==========

                                               --------------------------------------------------------------------------
                                                  Scudder                            Aetna
                                                   VLIF                           Guaranteed
                                               International      TCI Growth      Accumulated      Stock       Participant
                                                 Portfolio           Fund           Account        Fund          loans
                                               -------------      ----------      -----------    ---------    -----------
Additions to net assets attributed to:
  Interest                                               -                -                -           -               34
  Net appreciation (depreciation)
   in fair value of investments                      2,734            (2,600)              6        7,676               -
                                               -------------      ----------      -----------    ---------    -----------
                                                     2,734            (2,600)              6        7,676              34

Contributions:
  Employer                                               -                 -               -            -               -
  Employees                                         17,013            23,432               -       57,480               -
  Employees' individual rollover                         -               422               -        2,932               -
                                               -------------      ----------      -----------    ---------    -----------

       Total additions                              19,747            21,254               6       68,088              34

Deductions from net assets attributed to:
  benefits paid to participants                          -                22               -       25,392               -

Interfund transfer                                 (11,558)          (16,410)         (2,584)      63,520           1,469
                                               -------------      ----------      -----------    ---------    -----------

       Net increase (decrease)                       8,189             4,822          (2,578)     106,216           1,503

Net assets available for Plan benefits:
  Beginning of year                                 19,031            35,005           2,578            -               -
                                               -------------      ----------      -----------    ---------    -----------

  End of year                                       27,220            39,827               -      106,216           1,503
                                               =============      ==========      ===========    =========    ===========
                                                  Non-
                                               Participant
                                                 directed
                                               ------------
                                                  Stock
                                                  Fund                 Total
                                               -------------         ---------
Additions to net assets attributed to:

  Interest                                               -               3,097
  Net appreciation (depreciation)
   in fair value of investments                      1,317              37,831
                                               -------------         ---------
                                                     1,317              40,928

Contributions:
  Employer                                          63,801              63,853
  Employees                                              -             321,300
  Employees' individual rollover                         -              33,567
                                               -------------         ---------

       Total additions                              65,118             459,648

Deductions from net assets attributed to:
  benefits paid to participants                        312              28,685

Interfund transfer                                     732                   -
                                               -------------         ---------

       Net increase (decrease)                      65,538             430,963

Net assets available for Plan benefits:
  Beginning of year                                      -             321,648
                                               -------------         ---------

  End of year                                       65,538             752,611
                                               =============         =========

                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

(5)  INVESTMENTS

     In accordance with the terms of the Plan Document and determined by the Plan Administrator, the Plan offers 12 investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate.

     Participant loans are included in the statements of net assets available for Plan benefits at cost, which approximates fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at a rate of 10.25% - 10.50%, with final payments due between April 1998 and October 2001, and are secured by the participants' vested account balances.

     The fair value of investments that represent 5% or more of the Plan's net assets consisted of:

                      INVESTMENT                               1997                       1996
            --------------------------------------     --------------------      --------------------
            Stock Fund                                     $   260,664                   170,662
            Schwab Advantage Money Market Fund                 147,972                        --
            Aetna Variable Fund                                159,039                    85,188
            Aetna Investment Advisers Fund                     113,050                    65,429
            Aetna Fixed Account                                126,085                    71,176
            Portfolio Partners MFS Research Growth
              Portfolio                                             --                    39,827
            Portfolio Partners MFS Emerging
              Equities Portfolio                               157,453                   126,611
            Fidelity VIP Growth Portfolio                      157,318                    70,010
            Fidelity VIP Equity-Income Portfolio                88,216                        --
                                                           -----------                ----------

                                                           $ 1,209,797                   628,903
                                                           ===========                ==========


(6)  TAX STATUS

     The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 7, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are units of a Variable Annuity Account managed by Aeltus Investment Management, Inc., an affiliate of Aetna Life Insurance and Annuity Company. Aetna Life Insurance and Annuity Company is defined as an insurance company by ERISA Sec. 403(b) and, therefore, these transactions qualify as party-in-interest. Fees for the investment management services are paid by the Plan Sponsor. In addition, the Plan held 27,082 and 15,170 shares of common stock of Consumer Portfolio Services, Inc. at December 31, 1997 and 1996, respectively.

                                   Schedule 1

                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

           Item 27a -- Schedule of Assets Held for Investment Purposes

                               December 31, 1997


                                                       DESCRIPTION OF INVESTMENT INCLUDING
         IDENTITY OF ISSUER BORROWER, LESSOR OR         MATURITY DATE, RATE OF INTEREST,                         CURRENT VALUE
                     SIMILAR PARTY                      COLLATERAL, PAR OR MATURITY VALUE        COST
  ---------------------------------------------       ------------------------------------    -------------      ---------------

 *      Consumer Portfolio Services, Inc.             27,082 shares common stock              $     280,137            260,664
 *      Charles Schwab Institutional                  Schwab Advantage Money Market
                                                        Fund, 147,972 units                         147,972            147,972

 *      Aetna Life Insurance
          and Annuity Company                         Aetna Variable Fund, 7,964 units              159,039            159,039
 *      Aetna Life Insurance                          Aetna Variable Encore Fund, 3,247
          and Annuity Company                           units                                        39,311             39,311

 *      Aetna Life Insurance                          Aetna Income Shares, 2,292 units
          and Annuity Company                                                                        27,859             27,859
 *      Aetna Life Insurance                          Aetna Investment Advisers Fund,
          and Annuity Company                           6,669 units                                 113,050            113,050
 *      Aetna Life Insurance
          and Annuity Company                         Aetna Fixed Account, 10,137 units             126,085            126,085
 *      Aetna Life Insurance                          Portfolio Partners Scudder
          and Annuity Company                           International Growth Portfolio,
                                                        3,765 units                                  48,318             48,318
 *      Aetna Life Insurance                          Portfolio Partners MFS Research
          and Annuity Company                           Growth Portfolio, 3,426 units                37,926             37,926
 *      Aetna Life Insurance                          Portfolio Partners MFS Emerging
          and Annuity Company                           Equities Portfolio, 10,073 units            157,453            157,453
 *      Aetna Life Insurance                          Fidelity VIP Overseas Portfolio,
          and Annuity Company                           2,316 units                                  29,716             29,716
 *      Aetna Life Insurance                          Fidelity VIP Equity-Income
          and Annuity Company                           Portfolio, 4,329 units                       88,216             88,216
 *      Aetna Life Insurance                          Fidelity VIP Growth Portfolio, 8,209
          and Annuity Company                           units                                       157,318            157,318
 *      Participant loans                             Participant loans; interest rate
                                                      between 10.25% and 10.5%; maturing
                                                      between April 1998 and October 2001            31,475             31,475
                                                                                                -----------          ---------
                                                                                                $ 1,443,875          1,424,402
                                                                                                ===========          =========

*  Denotes a party-in-interest.

See accompanying independent auditors' reports.

                                   Schedule 2

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                                                                                                        Selling/
           Identity of party                                                                         Purchase          redemption
               involved                        Description                                             price              price
--------------------------------------------   ---------------------------------------------------  ---------------     -----------
*  Consumer Portfolio Services, Inc.           Stock Fund series of 15 purchases                       $121,966             --
*  Consumer Portfolio Services, Inc.           Stock Fund series of 2 sales                                  --          4,083
*  Schwab Advantage Money Market Fund          Money market fund series of 54 purchases                 453,826             --
*  Schwab Advantage Money Market Fund          Money market fund series of 30 sales                          --        302,474
*  Aetna Life Insurance and Annuity Company    Aetna Variable Fund series of 51 purchases                75,306             --
*  Aetna Life Insurance and Annuity Company    Aetna Variable Fund series of 15 sales                        --         30,644
*  Aetna Life Insurance and Annuity Company    Aetna Variable Encore Fund series of 54 purchases         78,958             --
*  Aetna Life Insurance and Annuity Company    Aetna Variable Encore Fund series of 20 sales                 --         67,743
*  Aetna Life Insurance and Annuity Company    Aetna Investment Advisers Fund series of
                                                     50 purchases                                        42,879             --
*  Aetna Life Insurance and Annuity Company    Aetna Investment Advisers Fund series of
                                                     10 sales                                                --         12,270
*  Aetna Life Insurance and Annuity Company    Aetna Fixed Account series of 45 purchases                80,631             --
*  Aetna Life Insurance and Annuity Company    Aetna Fixed Account series of 11 sales                        --         30,154
*  Aetna Life Insurance and Annuity Company    Portfolio Partners Scudder International Growth
                                                     Portfolio series of 49 purchases                    41,024             --
*  Aetna Life Insurance and Annuity Company    Portfolio Partners Scudder International Growth
                                                     Portfolio series of 10 sales                            --         22,627
*  Aetna Life Insurance and Annuity Company    Portfolio Partners MFS Research Growth Portfolio
                                                     series of 44 purchases                              25,660             --
*  Aetna Life Insurance and Annuity Company    Portfolio Partners MFS Research Growth Portfolio
                                                     series of 12 sales                                      --         25,055
*  Aetna Life Insurance and Annuity Company    Portfolio Partners MFS Emerging Equities Portfolio
                                                     series of 49 purchases                             100,358             --
*  Aetna Life Insurance and Annuity Company    Portfolio Partners MFS Emerging Equities Portfolio
                                                     series of 17 sales                                      --         86,510
*  Aetna Life Insurance and Annuity Company    Fidelity VIP Equity-Income Portfolio series of
                                                     53 purchases                                        61,003             --
*  Aetna Life Insurance and Annuity Company    Fidelity VIP Equity-Income Portfolio series of 7 sales        --         23,177
*  Aetna Life Insurance and Annuity Company    Fidelity VIP Growth Portfolio series of 52 purchases     108,896             --
*  Aetna Life Insurance and Annuity Company    Fidelity VIP Growth Portfolio series of 15 sales              --         43,622
                                                                                                         ======         ======
                                                          Expense               Current value of
           Identity of party                   Lease   incurred with   Cost of      asset on       Net gain (loss)
               involved                        rental   transaction     asset   transaction date
--------------------------------------------   ------  -------------   -------  ----------------   ---------------
*  Consumer Portfolio Services, Inc.             --         567            --       121,966                --
*  Consumer Portfolio Services, Inc.             --          --         3,313            --               770
*  Schwab Advantage Money Market Fund            --          --            --       453,826                --
*  Schwab Advantage Money Market Fund            --          --       302,474            --                --
*  Aetna Life Insurance and Annuity Company      --          --            --        75,306                --
*  Aetna Life Insurance and Annuity Company      --          --        30,644            --                --
*  Aetna Life Insurance and Annuity Company      --          --            --        78,958                --
*  Aetna Life Insurance and Annuity Company      --          --        67,743            --                --
*  Aetna Life Insurance and Annuity Company      --          --            --        42,879                --

*  Aetna Life Insurance and Annuity Company      --          --        12,270            --                --

*  Aetna Life Insurance and Annuity Company      --          --            --        80,631                --
*  Aetna Life Insurance and Annuity Company      --          --        30,154            --                --
*  Aetna Life Insurance and Annuity Company      --          --            --        41,024                --

*  Aetna Life Insurance and Annuity Company      --          --        22,627            --                --

*  Aetna Life Insurance and Annuity Company      --          --            --        25,660                --

*  Aetna Life Insurance and Annuity Company      --          --        25,055            --                --

*  Aetna Life Insurance and Annuity Company      --          --            --       100,358                --

*  Aetna Life Insurance and Annuity Company      --          --        86,510            --                --

*  Aetna Life Insurance and Annuity Company      --          --            --        61,003                --

*  Aetna Life Insurance and Annuity Company      --          --        23,177            --                --
*  Aetna Life Insurance and Annuity Company      --          --            --       108,896                --
*  Aetna Life Insurance and Annuity Company      --          --        43,622            --                --

*    Denotes a party-in-interest.

See accompanying independent auditors' report.

                                   CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

(3)  Net Assets Available for Plan Benefits

     The following presents net assets available for Plan benefits for each fund as of December 31, 1997:

                                                                             Participant directed
                                             -------------------------------------------------------------------------------------
                                                                                                         Portfolio
                                                                                   Aetna        Aetna   Partners MFS  Fidelity VIP
                                             Aetna      Aetna         Aetna      Investment   Variable   Emerging       Equity-
                                             Income     Fixed        Variable    Advisers      Encore    Equities        Income
                                             Shares     Account        Fund        Fund         Fund     Portfolio     Portfolio
                                            --------   --------     ----------  -----------  ---------  ------------  ------------
Assets:
 Investments at fair value:
  Guaranteed investment contract             $   --       126,085         --          --           --           --         --
  Pooled separate accounts                    27,859          --      159,039     113,050       39,311      157,453     88,216
  Consumer Portfolio Services, Inc.
   common stock                                  --           --          --          --           --           --         --
  Participant loans                              --           --          --          --           --           --         --
                                             -------     --------    --------     -------       ------      -------     -------
                                              27,859      126,085     159,039     113,050       39,311      157,453     88,216

Receivables -- employees' individual
 rollover                                        --           --        1,696         --           --           --         --

Cash                                             --           --          --          --           --           --         --
                                             -------     --------    --------     -------       ------     --------     -------

   Net assets available for
     Plan benefits                           $27,859     126,085     160,735     113,050       39,311       157,453     88,216
                                             =======     =======     =======     =======       ======       =======     ======


                                                                       Participant directed
                                       ---------------------------------------------------------------------------------
                                                                      Portfolio
                                                                      Partners        Portfolio
                                                                       Scudder       Partners MFS
                                       Fidelity VIP   Fidelity VIP   International    Research
                                         Growth        Overseas          Growth       Growth        Stock    Participant
                                        Portfolio     Portfolio        Portfolio     Portfolio      Fund        loans
                                       ------------  ------------    -------------   ---------     ------    -----------
Assets:
 Investments at fair value:
  Guaranteed investment contract             --             --             --               --           --        --
  Pooled separate accounts               157,318         29,716         48,318           37,926          --        --
  Consumer Portfolio Services, Inc.
   common stock                              --             --             --               --       159,726       --
  Participant loans                          --             --             --               --           --     31,475
                                         -------         ------         ------           ------      -------    ------
                                         157,318         29,716         48,318           37,926      159,726    31,475
Receivables -- employees' individual
 rollover                                    --             --             --               --         3,392       --

Cash                                         --             --             --               --        76,508       --
                                         -------         ------         ------           ------      -------    ------

   Net assets available for
     Plan benefits                       157,318         29,716         48,318           37,926      239,626    31,475
                                         =======         ======         ======           ======      =======    ======




                                         Non-
                                       participant
                                       directed
                                      -----------
                                        Stock
                                        Fund        Total
                                      -----------   -----
Assets:
 Investments at fair value:
  Guaranteed investment contract            --       126,085
  Pooled separate accounts                  --       858,206
  Consumer Portfolio Services, Inc.
   common stock                         100,938      260,664
  Participant loans                         --        31,475
                                        -------    ---------
                                        100,938    1,276,430
Receivables -- employees' individual
 rollover                                   --         5,088

Cash                                     71,464      147,972
                                        -------    ---------

   Net assets available for
     Plan benefits                      172,402    1,429,490
                                        =======    =========


                                       8